Exhibit 99.1

GasLog Ltd. Completes the Acquisition
of Three LNG Carriers from BG Group

MONACO — April 10, 2014 — GasLog Ltd. (“GasLog”) (NYSE:GLOG) is pleased to announce that it has completed the acquisition of three LNG carriers from Methane Services Ltd. (“MSL”) an affiliate of BG Group, which will be chartered back to MSL for six-year initial terms on average. MSL has options to extend the term of the time charters for two of the ships for a period of either three or five years at its election.

It was previously announced that each of the three vessels would be chartered back to MSL for a term of six years. However, following further discussions with BG Group, the time charters of the three vessels will be staggered with time charters of 5.5 years, 6 years and 6.5 years, so that the three vessels will not redeliver at the same time.

Paul Wogan, CEO of GasLog, commented “We are delighted to complete this accretive transaction and bring these vessels into the GasLog fleet. The acquisition increases the size of our wholly owned fleet to 18 vessels with 11 of these ships currently on the water. The transaction also further strengthens our long-standing relationship with BG Group.”

To complete the transaction, GasLog has drawn down on its $325.5 million credit facility with Citibank, N.A., London Branch, and satisfied the remainder of the $468 million consideration ($465 million of which was paid at closing) with cash raised in the follow-on equity offering completed in January 2014.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following completion of this acquisition from MSL, GasLog’s fleet consists of 18 wholly owned LNG carriers, including eleven ships in operation and seven LNG carriers on order, and GasLog has nine LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5115

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com